Exhibit 99.5

Management’s Discussion and Analysis

For the year ended December 31, 2014

Dated: March 19, 2015

Table of Contents

FORWARD-LOOKING STATEMENTS	3

CRITICAL ACCOUNTING ESTIMATES	4

COMPANY OVERVIEW	6

HISTORY AND KEY DEVELOPMENTS	7
QUALIFYING TRANSACTION	7
FINANCINGS AND ACQUISITIONS	7

RECENT EVENTS	9

SELECTED ANNUAL FINANCIAL INFORMATION	10

SELECTED QUARTERLY FINANCIAL INFORMATION	12

RESULTS OF OPERATIONS	13
FACTORS AFFECTING RESULTS FROM OPERATIONS – 2014 VS. 2013	14
FACTORS AFFECTING RESULTS FROM OPERATIONS – Q4-2014 VS. Q4-2013	17

FINANCIAL POSITION	19

LIQUIDITY AND CAPITAL RESOURCES	21
CASH FLOWS	21

INDEBTEDNESS	22
TERM AND CREDIT FACILITIES	22
NOTES PAYABLE	23
NON-CONTINGENT PURCHASE CONSIDERATION	23

CONTRACTUAL OBLIGATIONS	23

RELATED PARTY TRANSACTIONS	23

DIRECTORS AND KEY MANAGEMENT COMPENSATION	24

CONTINGENCIES	24

OFF BALANCE SHEET ARRANGEMENTS	25

RECENT ACCOUNTING PRONOUNCEMENTS	25
CONSOLIDATED FINANCIAL STATEMENTS	25
FINANCIAL INSTRUMENTS: PRESENTATION	25
IMPAIRMENT OF ASSETS	25
LEVIS	25

NON IFRS FINANCIAL MEASURES	26
EBITDA	26
ADJUSTED EBITDA	26
ADJUSTED EPS	27

OUTSTANDING SHARE DATA	28

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	28
DISCLOSURE CONTROLS AND PROCEDURES	28
INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
ASSESSMENT OF DC&P AND ICFR	28

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The following Management’s Discussion and Analysis (“MD&A”) was prepared as of March 19, 2015 and should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2014 and 2013 of Concordia Healthcare Corp. (“Concordia” or the “Company”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”). Amounts are stated in thousands of U.S. Dollars, which is the functional currency of the Company, unless otherwise noted.

Some of the statements contained in this MD&A constitute forward-looking statements within the meaning of applicable Canadian securities legislation. See “Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk factors” set out in Concordia’s Annual Information Form dated March 19, 2015 available on SEDAR at www.sedar.com.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Selected Financial Information”, “Results of Operations” and “Non-IFRS Financial Measures”.

Forward-looking Statements

This MD&A may contain forward-looking information and forward-looking statements (collectively, “forward-looking information”) regarding Concordia and its business. This forward-looking information is not based on historical facts but rather on the expectations of Concordia’s management (“Management”) regarding the future growth of the Company, its results of operations, performance and business prospects and opportunities. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. This MD&A uses words such as “will”, “expects”, “anticipates”, “intends”, “estimates”, or similar expressions to identify forward-looking information. Such forward-looking information reflects the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties.

Forward-looking information included in this MD&A is based in part, on assumptions that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information. Such assumptions include that:

•	Concordia will sustain or increase profitability, and will be able to fund its operations with existing capital, and/or it will be able to raise additional capital to fund future acquisitions;

•	Concordia will be able to attract and retain qualified staff, equipment and services in a timely and efficient manner;

•	Concordia will be able to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	Concordia will be successful in developing and clinically testing products under development;

•	Concordia will be successful in obtaining all necessary approvals for commercialization of its products from the U.S. Food and Drug Administration, or other regulatory authorities;

•	The results of continuing and future safety and efficacy studies by industry and government agencies relating to Concordia’s products will be favorable;

•	Concordia’s products will not be adversely impacted by competitive products and pricing;

•	Raw materials and finished products necessary for Concordia’s products will continue to be available;

•	Concordia’s ability to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	Concordia will be able to continue to rely on third party contract manufacturers to manufacture the Company’s products on favorable terms;

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•	Concordia will be able to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	Concordia’s products will be successfully licensed to third parties to market and distribute such products on favorable terms;

•	Concordia’s key strategic alliances, out licensing and partnering arrangements, now and in the future, will remain in place and in force;

•	The general regulatory environment will not change in a manner adverse to the business of Concordia, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	The tax treatment of Concordia and its subsidiaries will remain constant and the Company will not become subject to any material legal proceedings;

•	Concordia will be able to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	Future currency exchange and interest rates;

•	General economic, financial, market and political conditions impacting the industry in which the Company operates;

•	Timely receipt of any required regulatory approvals;

•	The ability of the Company to complete the transactions under the asset purchase agreement with Covis and the financing described under “Recent Events” in this MD&A;

•	The ability of Concordia to conduct operations in a safe, efficient and effective manner; and

•	The ability of Concordia to successfully market its products and services.

Management cautions that the foregoing list of assumptions is not exhaustive. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information. Risks related to forward-looking information include those risks referenced to in the Company’s filings with the Canadian Securities Regulators, including risks described in the Company’s Annual Information Form dated March 19, 2015 under the heading “Risk Factors”. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such forward-looking information is made and the Company undertakes no obligation to update any forward-looking information to reflect the occurrence of unanticipated events, except as required by law, including applicable securities laws. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, changes in such factors and to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Trademarks

This MD&A includes trademarks which are protected under applicable intellectual property laws and are the property of Concordia or its affiliates. Solely for convenience, the trademarks of Concordia referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates will not assert, to the fullest extent under applicable law, the respective rights or the rights of the applicable licensor to these trademarks. Any other trademarks used in the MD&A are the property of their respective owners.

Critical Accounting Estimates

In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.

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Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; fair value of contingent consideration; weighted average cost of capital; determining the fair value of share-based payments and the provision for income taxes and the ability to realize deferred tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

Chargebacks

The provision for chargebacks is an estimate used in the recognition of revenue. In the United States, Concordia sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

Returns

The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns based upon historical experience, which represents Management’s best estimate. Concordia continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

Rebates

The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the Wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

Share-based compensation

IFRS 2 requires that each installment of options be treated as a separate share option grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation is recognized as compensation in the statement of comprehensive earnings based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Concordia uses the Black-Scholes option pricing model to price its options in computing share based compensation, which requires certain assumptions on numerous variables including the stock price volatility rate for a publicly held corporation.

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Due to the absence of a company specific volatility rate given the limited trading history of the Company’s stock, Concordia uses comparable rates to other companies in the pharmaceutical industry. The selection of a different option pricing model (binomial model) and a different volatility rate could produce a different value for share based compensation, which could impact results.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Income taxes

Concordia is subject to income taxes in different jurisdictions and therefore uses judgment to determine the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Provisions for uncertain tax positions are recorded based on Management’s estimate of the most likely outcome. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Acquisition-Related Contingent Purchase Consideration

Some of the acquisitions Concordia has completed include contingent consideration to be potentially paid based upon the occurrence of future events, such as sales performance and the achievement of certain future development, regulatory and sales milestones.

Acquisition-related contingent consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.

Company Overview

Concordia is an integrated healthcare company with three operating segments:

1.	The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue path, collectively referred to as legacy pharmaceutical products. Regardless of stage of the life cycle the targeted products have a well-established record of safety and efficacy and a history of stable, predictable prescription demand.

2.	The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing products or the acquisition of approved orphan drugs and further expansion within their identified markets and new indications.

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3.	The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution (“SHD”) Division is a nation-wide provider of diabetes testing supplies, pharmaceuticals, diabetic shoes, orthotic braces and other home medical equipment in the United States.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations, provide capital for future acquisitions and is also intended to fund the development of new indications for orphan drugs. The SHD division provides additional growth and cash-flow generation. Additionally, through its registered pharmacy operation, this business is intended to provide a distribution capability for specialty drugs once acquired and/or developed.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Company’s consolidated financial statements.

History and Key Developments

Qualifying Transaction

On December 20, 2013 the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) and completed its qualifying transaction pursuant to the policies of the TSX Venture Exchange (the “Qualifying Transaction”). The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among Mercari Acquisition Corp. (“Mercari”), a capital pool company listed on the NEX board of the TSX Venture Exchange, Mercari Subco Inc., a wholly-owned subsidiary of Mercari, and Concordia Healthcare Inc. (“CHI”), a private Ontario corporation incorporated on December 5, 2012. On December 18, 2013, and prior to the completion of the Qualifying Transaction, Mercari changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. The Qualifying Transaction resulted in a reverse takeover of Mercari by the shareholders of CHI.

Immediately upon completion of the Qualifying Transaction, the shareholders of CHI held 98.5% of the shares of the amalgamated corporation, and for accounting purposes CHI was deemed the acquirer. The Qualifying Transaction constituted a reverse takeover but did not meet the definition of a business combination under IFRS 3; accordingly the Company has accounted for the transaction in accordance with IFRS 2. The assets and liabilities of Mercari have been included in the Company’s consolidated balance sheet at fair value, which approximate their pre-combination carrying values.

Mercari’s shares were delisted from the NEX board of the TSX Venture Exchange. Concordia’s shares were listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CXR” on December 24, 2013.

Financings and Acquisitions

Term and Credit Facilities

On May 6, 2013, CHI entered into two loan and security agreements: (1) a loan under a senior loan agreement (the “Senior Loan Agreement”) in the principal amount of $19.0 million bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears, and (2) two loans under a subordinate loan agreement (the “Subordinate Loan Agreement”) in the aggregate principal amount of $5.15 million bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid. The Senior Loan Agreement included a working capital loan of $3.0 million where the interest rate was 12% per annum. The working capital loan was repaid and cancelled on August 7, 2013. On March 28, 2014 the Company repaid in full its senior and subordinate debt.

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On September 19, 2013, the Company entered into a senior secured revolving credit facility (the “Revolving Facility”) in the principal amount of $3.0 million. The Company did not draw on the Revolving Facility and cancelled it on May 13, 2014.

On May 14, 2014, the Company entered into a secured credit facility with GE Capital Canada Finance, Inc. and a syndicate of lenders having a principal amount of up to US$195 million, consisting of a $170 million term loan and a $25 million revolving credit facility. On September 30, 2014, the Company amended and restated the secured credit facility entered into on May 14, 2014 whereby incremental term loans of $95 million were added to the secured credit facility (the “Credit Facility”). The Credit Facility bears a variable interest rate and matures on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Credit Facility is secured by the assets of the Company, and the assets of the Company’s material subsidiaries.

Private Placements

On May 5, 2013, CHI completed a private placement of 6,000,000 common shares at a price of $1.00 per share. Total proceeds from the transaction were $6 million.

On various dates in August of 2013, CHI completed private placements of a total of 1,166,666 shares at a price of $3.00 per share. Total proceeds from the transactions were $3.5 million.

On December 19, 2013, CHI completed a private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) conducted by a syndicate of agents. Pursuant to the Private Placement, CHI issued 5,520,000 Subscription Receipts at a price of $6.25 Canadian Dollars (“CAD”) per Subscription Receipt for total gross proceeds to CHI of CAD $34.5 million. Each Subscription Receipt was exchanged for one common share of CHI, which common shares were then exchanged for common shares of the Company on a one-for-one basis pursuant to the Qualifying Transaction.

Public Offerings

On March 11, 2014, the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $67,562,500. Net proceeds to the Company, after the deduction of underwriters’ fees, were CAD $63,508,750.

This offering was completed at a price per common share of CAD $11.75 by a syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and including Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc.

Acquisitions

Concordia Pharmaceuticals Inc. (“CPI”), a subsidiary of the Company, acquired legacy pharmaceutical business assets from Shionogi Inc. (“Shionogi”) on May 6, 2013 (the “Shionogi Transaction”). These legacy pharmaceutical assets are comprised of three FDA approved drugs: Kapvay®, which is used to treat Attention Deficit Hyperactivity Disorder, Ulesfia®, which is a topical treatment for pediculosis (head lice), and Orapred®, an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma. The purchase price paid to Shionogi was $28.7 million and included $25.6 million paid for the products, $2.3 million paid for inventory including raw material, work in process and finished goods and $0.8 million in contingent consideration, subject to meeting certain performance metrics.

Concordia Healthcare (USA) Inc. (“CHUSA”), a subsidiary of the Company, acquired its specialty healthcare distribution business assets from Global Medical Direct LLC and affiliated entities (collectively, “Global”) on October 25, 2013 with an effective date of August 1, 2013 (the “Global Transaction”). The

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Company’s specialty healthcare distribution business is a United States national Internet and mail-order provider of diabetes testing supplies, pharmaceuticals, diabetic shoes, orthotic braces and other home medical equipment. This business also includes a full-service pharmacy with full fulfillment capacity and can ship medications across the United States. The Company acquired the specialty healthcare distribution business for total consideration of $13.2 million comprised of $5.0 million in cash, a vendor note with a fair value on the date of acquisition of $5.6 million and an additional earn-out payment with an estimated present value on the date of acquisition of $2.6 million payable in common shares of the Company subject to meeting certain performance metrics. In addition, 1 million common shares of the Company at US$3.00 per share were issued as finder’s fees in connection with the acquisition of the SHD Division.

On November 8, 2013, CHI and certain of its affiliates entered into an agreement to acquire 100% of the shares of Pinnacle Biologics Inc. (“Pinnacle”) for total consideration of $58.0 million (the “Pinnacle Transaction”) comprised of $32.7 million of cash consideration, $5.0 million of CHI’s common shares issued at a price of $5.63 per common share (being a 10% discount to the CAD $6.25 price per Subscription Receipt issued as part of the Private Placement, 10 annual cash payments with an estimated present value of $5.0 million and milestone and other contingency payments with an estimated value of $15.3 million. The acquisition of Pinnacle closed on December 20, 2013. The acquisition of Pinnacle was financed through available cash, which included net proceeds of CAD $34.5 million received by the Company through the Private Placement of Subscription Receipts of CHI, which closed on December 19, 2013. Pinnacle’s Photofrin®, now owned by CLI, a subsidiary of the Company, is FDA approved for the treatment of three rare forms of cancer.

On March 19, 2014, the Company, through its subsidiary CPI, entered into a definitive agreement to acquire Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”). The acquisition of Donnatal® closed on May 15, 2014.

CPI acquired Donnatal® for $200 million in cash and an aggregate of 4,605,833 common shares of Concordia, representing approximately 16.17% of the Company’s outstanding common shares on a non-diluted basis (approximately 14.96% on a fully-diluted basis) as at the date of acquisition and after giving effect to the acquisition.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing from the Credit Facility.

On September 30, 2014, the Company, through its subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc., pursuant to the terms and conditions of a definitive agreement entered into as of September 3, 2014. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

CPI acquired Zonegran® for $91.4 million in cash, which included approximately $1.4 million for purchased inventory. CPI paid for the acquisition through debt financing from the Credit Facility.

On October 1, 2014 Concordia Laboratories Inc. (“CLI”), a subsidiary of the Company incorporated in Barbados, acquired certain intellectual property from Pinnacle, a subsidiary of the Company incorporated in the United States. The inter-company sale of the intellectual property triggered a cash tax liability of $13.5 million, which was paid by the Company in the first quarter of 2015.

Recent Events

On March 9, 2015, Concordia announced that it and CPI had entered into a definitive asset purchase agreement (the “Covis Asset Purchase Agreement”) to acquire substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash. The Covis drug portfolio being acquired (the “Portfolio”) consists of 18 branded and authorized generic products. The Portfolio includes branded pharmaceuticals, injectables and authorized generics that

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address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The acquisition is structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company plans to pay for the acquisition through the net proceeds of the 2015 Offering (as defined below) and debt financing. Accordingly, the Company has entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada (“RBC”), pursuant to which, RBC has agreed to provide senior secured credit facilities on the closing date of the acquisition of the Portfolio (the “Acquisition Closing Date”) in an aggregate principal amount of up to $750 million comprising of: (1) a senior secured revolving credit facility in an aggregate principal amount of up to $100 million and (ii) a senior secured term loan facility in an aggregate principal amount of up to $650 million (together the “RBC Facilities”). All obligations of the Company under the RBC Facilities will be guaranteed by all material subsidiaries of the Company and secured by first priority (subject to permitted liens) perfected security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries.

In addition, RBC has agreed to provide the Company: (i) a senior unsecured bridge facility (the “Bond Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $710 million less the aggregate gross proceeds provided by any senior unsecured notes and gross proceeds in excess of $150 million provided by any new equity issued by the Company, including the 2015 Subscription Receipts (as defined below) to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date; and (ii) a senior unsecured equity bridge facility (the “Equity Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $150 million less the aggregate amount of any new equity issued by the Company, including the 2015 Subscription Receipts to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date (collectively with the RBC Facilities, the “RBC Credit Facilities”). All obligations of the Company under the Bond Bridge Facility and the Equity Bridge Facility will be guaranteed by all material subsidiaries of the Company. The RBC Credit Facilities are subject to the completion of definitive documentation which will contain customary representations and warranties and restrictive covenants for facilities of this nature.

On March 17, 2015, the Company announced that it had entered into a letter agreement with RBC Dominion Securities Inc., as sole bookrunner and co-lead manager, and GMP Securities L.P. as co-lead manager (and together with RBC Dominion Securities Inc. and other underwriters who may join the syndicate, the “2015 Underwriters”), pursuant to which the 2015 Underwriters agreed to purchase, on a “bought deal” basis, 3,764,720 subscription receipts of the Company (the “2015 Subscription Receipts”) at a price of CAD$85.00 per 2015 Subscription Receipt (the “Offering Price”) for aggregate gross proceeds to the Company of CAD$320 million (the “2015 Offering”). Each 2015 Subscription Receipt will entitle the holder thereof to receive, upon the closing of the acquisition of the Portfolio, without payment of additional consideration or further action, one common share of the Company in exchange for each 2015 Subscription Receipt. In connection with the 2015 Offering, the Company agreed to grant the 2015 Underwriters an over-allotment option to purchase up to an additional 564,708 2015 Subscription Receipts at the Offering Price, exercisable in whole or in part, at any time up to 30 days following the closing of the 2015 Offering (so long as the Covis Asset Purchase Agreement has not been terminated before or by such time or it has been announced that the acquisition of the Portfolio will not be completed). If this option is exercised in full, an additional CAD$48 million will be raised pursuant to the 2015 Offering and the aggregate gross proceeds will be CAD$368 million. The 2015 Underwriters will receive, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Company in respect of the 2015 Offering. Net proceeds are expected to be used, in part, to fund the acquisition of the Portfolio.

Selected Annual Financial Information

The following table sets forth selected financial information for Concordia as at December 31, 2014 and 2013:

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	2014	2013

Revenue	122,191	40,447
Gross profit	104,202	32,109
Operating income	45,873	13,985
Net income	11,590	2,431

Basic EPS	$0.45	$0.38
Diluted EPS	$0.43	$0.38
Adjusted EPS (1)	$1.88	$2.23

Total assets	592,700	170,765
Total liabilities	335,150	109,243

EBITDA (1)	42,476	9,376
Adjusted EBITDA (1)	64,009	21,169

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

Concordia’s operating results reflect the Company’s growth through strategic acquisitions in 2013 and 2014. Revenues, gross profit and operating income, and total assets for the current year were greater than the prior year primarily due to the contribution from Donnatal® commencing from the second quarter of 2014 and Zonegran® in the fourth quarter of 2014.

The corresponding sequential increases in total liabilities in 2014 reflect the impact of additional debt financing to fund acquisitions. The Company added $170.0 million of debt in the second quarter and an additional $95.0 million of debt in the third quarter pursuant to the Credit Facility.

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Selected Quarterly Financial Information

The following table sets forth selected unaudited financial information for Concordia as at December 31, 2014 and for the previous six quarters:

	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013

Revenue	42,896	36,432	26,053	16,810	16,684	14,725	9,038
Gross profit	37,811	31,936	21,499	12,956	12,628	12,147	7,334
Operating income	23,335	14,868	2,731	4,939	292	7,897	5,796
Net income (Loss)	3,718	10,535	(827)	(1,836)	(7,083)	5,364	4,150

Cash	42,770	30,945	32,708	77,973	42,899	23,426	14,100
Total assets	592,700	587,323	490,135	194,146	170,765	79,370	50,171
Total liabilities	335,150	332,314	246,010	76,045	109,243	59,727	40,021

EBITDA (1)	23,007	14,272	1,651	3,546	(4,320)	7,908	5,788
Adjusted EBITDA (1)	25,406	20,259	12,441	5,903	6,818	8,555	5,796

Earnings (Loss) per share
Basic	$0.13	$0.37	$(0.03)	$(0.09)	$(1.12)	$0.66	$2.52
Diluted	$0.12	$0.35	$(0.03)	$(0.09)	$(1.12)	$0.61	$1.18
Adjusted (1)	$0.74	$0.57	$0.38	$0.05	$0.40	$0.69	$1.18

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results see “Non-IFRS Financial Measures”.

The increase in revenue, gross profit and operating income over the past several quarters is driven primarily by the Company’s acquisitions of Donnatal® in the second quarter of 2014 and Zonegran® at the end of the third quarter of 2014.

Fourth quarter 2014 results include the addition of revenue, gross profit and operating income related to Zonegran®.

[12]

Results of Operations

The following table sets forth the audited consolidated results of operations of the Company for the years ended December 31, 2014 and 2013:

	2014	2013

Revenue	$122,191	$40,447
Cost of sales	17,989	8,338

Gross profit	104,202	32,109

Operating expenses
General and administrative	20,663	6,545
Business acquisition related costs	13,521	3,692
Selling and marketing	10,229	2,464
Research and development	9,301	1,931
Share based compensation	4,484	1,070
Depreciation expense	131	18
Exchange listing expenses	—	2,404

Total operating expenses	58,329	18,124

Operating income	45,873	13,985

Other income and expense
Interest expense	12,194	6,382
Amortization of intangible assets	11,039	120
Change in fair value of contingent consideration	2,629	—
Foreign exchange loss	696	129
Other (income) expense	203	(150)
Change in fair value of convertible warrants	—	4,648

Profit before tax	19,112	2,856

Income taxes
Current	14,756	502
Recovery	(7,234)	(77)

Net income	$11,590	$2,431

EBITDA (1)	$42,476	$9,376
Adjusted EBITDA (1)	$64,009	$21,169

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

[13]

Factors Affecting Results from Operations – 2014 vs. 2013

Revenue and Gross Profit

The following table sets forth audited revenue and gross profit by operating segment for the year ended December 31, 2014 and 2013:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Total
Year ended December 31, 2014
Revenue	$94,277	$10,664	$17,250	$122,191
Cost of sales (including royalties)	12,784	1,857	3,348	17,989

Gross profit	$81,493	$8,807	$13,902	$104,202

Year ended December 31, 2013
Revenue	$36,884	$10	$3,553	$40,447
Cost of sales (including royalties)	7,391	34	913	8,338

Gross profit	$29,493	(24)	$2,640	$32,109

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue in 2014 was $94.3 million, compared to $36.9 million in 2013. The additions of Donnatal® and Zonegran® in the second and third quarters of 2014, respectively, accounted for the majority of the increase in revenue over the prior year. In addition, revenue in 2014 reflects a full year of revenue from the legacy pharmaceutical assets acquired from Shionogi, compared to less than three quarters of revenue in 2013. The impact of the additions of Donnatal® and Zonegran® was partially offset by the expected decline in revenue from Kapvay® due to the loss of exclusivity on the product in the fourth quarter of 2013.

Gross profit for the Legacy Pharmaceuticals Division in 2014 was $81.5 million compared to $29.5 million in the prior year. The increase of $52.0 million was primarily due to sales growth in the division, with the acquisition of Donnatal® and Zonegran® accounting for the majority of the increase.

Cost of sales for 2014 and 2013 were $12.8 million and $7.4 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties. Legacy Pharmaceuticals Division gross margin in 2014 was 86.4% compared with 80.0% in 2013. The increase in gross margin is primarily driven by Donnatal® and Kapvay®.

Orphan Drugs Division

Net revenues for the Orphan Drugs Division were $10.7 million and $0.01 million for the year ended December 31, 2014 and December 31, 2013, respectively. Revenue in 2014 reflects a full four quarters of operations compared to less than 10 days of results in 2013. Revenue for the Orphan Drugs Division represents the sales of Photofrin®, Ethyol®, lasers and fibers. Orphan Drugs revenue for 2014 was impacted in the second quarter of 2014 by a reduction in end user inventory of Photofrin® as hospitals continued to optimize inventory holdings and by a product expiry issue which required the Company to replace certain channel inventory at no cost.

Cost of sales for 2014 was $1.9 million, which includes a reversal of a take or pay provision of $0.6 million in the second quarter of 2014. During the second quarter the Company, in consultation with external advisors, determined that it did not have an obligation to pay its manufacturer for the provision.

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Gross profits were $8.8 million for the year ended December 31, 2014 compared to a loss of $0.024 million in December 31, 2013.

Specialty Healthcare Distribution Division

Net revenues for the SHD Division were $17.3 million and $3.6 million for the year ended December 31, 2014 and December 31, 2013, respectively, and related primarily to sales and distribution of diabetes testing supplies and orthotics for diabetic patients. Revenue in 2014 reflects a full four quarters of operations compared to two months of operations in 2013.

Costs of sales for 2014 were $3.3 million and $0.9 million for 2013 and related to the cost of products, warehousing and freight.

Gross profits were $13.9 million and $2.6 million for year ended December 31, 2014 and December 31, 2013, respectively.

General and Administrative Expenses

General and administrative expenses reflect the costs related to salaries and benefits, professional and consulting fees, public company costs, transition services agreement expenses, travel, facility leases and other administrative expenditures.

General and administrative expenses increased from $6.5 million in 2013 to $20.7 million in 2014. The increase of $14.2 million was partially driven by full year impact of the Orphan Drugs and SHD Divisions, which together had general and administrative expenses of $10.2 million during 2014 compared with $1.7 million in the prior year. The remainder of the increase is driven by the full year impact of general and administrative spending in the Legacy Pharmaceuticals Division and at the corporate level.

Selling and Marketing Expenses

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and selling of the Company’s portfolio of products across the Legacy Pharmaceuticals, Special Healthcare Distribution and Orphan Drugs divisions.

Selling and marketing expenses increased from $2.5 million in 2013 to $10.2 million in 2014. The increase of $7.7 million was primarily driven by full year impact of the SHD and Orphan Drugs divisions, which together incurred selling and marketing expenses of $4.0 million in 2014 compared with $0.6 million in 2013. Selling and marketing expenses also increased in the Legacy Pharmaceuticals division by $4.4 million, primarily driven by transition service costs related to the acquisition of Donnatal®.

Research and Development Expenses

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs in addition to quality assurance costs and regulatory compliance and drug safety costs (Pharmacovigilence) of the Company.

Research and development expenses increased from $1.9 million in 2013 to $9.3 million in 2014. The increase of $7.4 million was primarily driven by full year impact of the Orphan Drugs Division, which had research and development expenses of $7.2 million during 2014. This included spending of $3.5 million for the Phase 3 clinical trial to expand the indication of Photodynamic (“PDT”) therapy with Photofrin® for the treatment of cholangiocarcinoma. The remainder of the increase is driven by the overall expansion of the Company’s Legacy Pharmaceuticals division.

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Share Based Compensation

Share based compensation expense for the year ended December 31, 2014 and 2013 were $4.5 million and $1.1 million, respectively, and relates to the fair value of share based option awards to management and directors of the Company.

The Company issued 915,000 options to management and employees during 2014.

The fair value is calculated using the Black-Scholes option-pricing model. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate and the life of the options issued.

Business Acquisition Related Costs

Business acquisition related costs for year ended December 31, 2014 were $13.5 million compared to $3.7 million for year ended December 31, 2013. Business acquisition related costs include legal, accounting, advisory and professional fees directly incurred by the Company. In 2014 these costs were primarily driven by the acquisitions of Donnatal®, Zonegran® and inter-company sale of intellectual property from Pinnacle to CLI.

Interest Expense

Interest expense for the year ended December 31, 2014 and December 31, 2013 was $12.2 million and $6.4 million, respectively, and relate primarily to interest and accretion interest incurred on the Company’s Credit Facility as described above. In the first quarter of 2014 the Company incurred interest and accretion expense of $4.7 million, which included minimum interest payments related to the early retirement of the Company’s Senior Loan Agreement and Subordinate Loan Agreement.

Change in Fair Value of Contingent Consideration

The change in the fair value of contingent consideration expensed during the year ended December 31, 2014 was $2.7 million. The expense is primarily driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®. During the second quarter of 2014, the Company also increased its estimated payment to Shionogi for earn out payments related to quarterly sales of Kapvay® by $0.4 million.

In 2013 the Company did not recognize any expense related to the change in fair value of contingent consideration primarily due to the fact that the valuations of contingent consideration related to the Shionogi, Pinnacle and Global transactions were finalized in the third and fourth quarters of 2013.

Amortization of Intangible Assets

Amortization of intangible assets during the year ended December 31, 2014 was $11.0 million and related to the amortization of acquired product rights, a customer list and intellectual property.

Amortization related to acquired product rights was $8.7 million for the year ended December 31, 2014. In the fourth quarter of 2014 the Company finalized the valuation and associated purchase price allocation of intangible assets related to both the acquisitions of Donnatal® and Zonegran®. The Company estimates that the useful lives of the product rights acquired as part of the Donnatal® and Zonegran® transactions are 30 years and 15 years, respectively. In conjunction with this valuation process, the Company assessed the useful life of its intangible assets and changed the estimated useful life of intangible assets acquired as part of the Shionogi Transaction in May of 2013 from indefinite life to useful lives ranging from 15 to 20 years. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives.

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Amortization related to the customer list acquired as part of the Global Transaction was $0.68 million in 2014. The customer list is amortized on a straight-line basis over an estimated useful life of 4 years and 5 months. Amortization related to the intellectual property acquired as part of the Pinnacle Transaction was $1.6 million in 2014. The intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years. No amortization was recorded in 2013 because Pinnacle was acquired on December 20, 2013. Amortization of intangible assets was $0.1 million in 2013 and related solely to 2 months of amortization on the customer list acquired as part of the Global Transaction as described above.

Foreign Exchange Loss

The foreign exchange loss for year ended December 31, 2014 was $0.7 million and was primarily due to the charge related to the conversion of the proceeds of the March 2014 equity raise from Canadian to US dollars. The loss was incurred in the first quarter of 2014.

Factors Affecting Results from Operations - Q4-2014 vs. Q4-2013

The following table sets forth selected unaudited financial information for Concordia as at December 31, 2014 and for the December 31, 2013:

	Q4-2014	Q4-2013

Revenue	42,896	16,684
Gross profit	37,811	12,628
Operating income	23,335	292
Net income (Loss)	3,718	(7,083)

Cash	42,770	42,899
Total assets	592,700	170,765
Total liabilities	335,150	109,243

EBITDA (1)	23,007	(4,320)
Adjusted EBITDA (1)	25,406	6,818

Earnings (Loss) per share
Basic	$0.13	$(1.12)
Diluted	$0.12	$(1.12)
Adjusted (1)	$0.74	$0.40

The following table sets forth audited revenue and gross profit by operating segment for the three months ended December 31, 2014 and 2013:

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	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Total
Three months ended December 31, 2014
Revenue	$36,200	$3,287	$3,409	$42,896
Cost of sales (including royalties)	3,580	783	722	5,085

Gross profit	$32,620	$2,504	$2,687	$37,811

Three months ended December 31, 2013
Revenue	$13,121	$10	$3,553	$16,684
Cost of sales (including royalties)	3,109	34	913	$4,056

Gross profit	$10,012	(24)	$2,640	$12,628

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended December 31, 2014 was $36.2 million, compared to $13.1 million in same quarter of 2013. The additions of Donnatal® and Zonegran® in the second and third quarters of 2014, respectively, accounted for the majority of the increase in revenue over the same quarter in the prior year.

Gross profit for the Legacy Pharmaceuticals Division for the three months ended December 31, 2014 was $32.6 million compared to $10.0 million in the same quarter of the prior year. The increase of $22.6 million was primarily due to sales growth in the division, with the acquisitions of Donnatal® and Zonegran® accounting for the majority of the increase.

Cost of sales for the three months ended 2014 and 2013 were $3.6 million and $3.1 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties. Legacy Pharmaceuticals Division gross margin in the three months ended 2014 was 90.1% compared with 76.3% in the same quarter of 2013. The increase in gross margin is primarily driven by Donnatal® and Kapvay®.

Orphan Drugs Division

Net revenues for the Orphan Drugs Division were $3.3 million and $0.01 million for the three months ended December 31, 2014 and 2013, respectively. Revenue in 2014 reflects a full quarter of operations compared to less than 10 days of results in 2013. Revenue for Orphan Drugs Division represents the sales of Photofrin®, Ethyol®, lasers and fibers.

Cost of sales for the three months ended December 31, 2014 was $0.8 million, compared to $0.03 million in the same quarter of 2013.

Gross profits were $2.5 million for the three months ended December 31, 2014 compared to a loss of $0.024 million in December 31, 2013.

Specialty Healthcare Distribution Division

Net revenues for the Specialty Healthcare Distribution division were $3.4 million and $3.5 million for the three months ended 31, 2014 and 2013, respectively, and related primarily to sales and distribution of diabetes testing supplies and orthotics for diabetic patients.

Costs of sales for the three months ended 2014 were $0.7 million and $0.9 million for 2013 and related to the cost of products, warehousing and freight.

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Gross profits were $2.7 million and $2.6 million for three months ended December 31, 2014 and December 31, 2013, respectively.

Financial Position

The following table presents a summary of Company’s financial position as at December 31, 2014 and December 31, 2013:

	As at December 31, 2014	As at December 31, 2013	Change
			$	%
Working capital	$49,090	$15,644	$33,446	213.8%

Long-lived assets	508,048	98,417	409,631	416.2%

Other current liabilities	46,247	19,401	26,846	138.4%

Long-term liabilities	253,341	33,138	220,203	664.5%

Shareholder’s equity	257,550	61,522	196,028	318.6%

Working capital

Concordia defines working capital as current assets less accounts payable, accrued liabilities, provisions and royalties payable. The $33.4 million increase in working capital from December 31, 2013 to December 31, 2014 is primarily due to the following:

•	$18.8 million decrease in accounts payable and accrued liabilities due to timing of payments to vendors and service providers for the year ended December 31, 2014.

•	$2.4 million decrease in provision due to payments made in 2014 that related to sales provisions recorded in 2013.

•	$6.3 million increase in accounts receivable primarily driven by increase in revenue from Donnatal® and Zonegran®.

•	$3.4 million increase in prepaid expenses and other current assets primarily driven by advanced funding of clinical trial costs and manufacturing deposits.

•	$2.7 million increase in inventory due to the additions of Donnatal® and Zonegran® in 2014.

Offset by:

•	$0.1 million decrease in cash primarily driven by cash outflow from operating activities.

Long-lived assets

Long-lived assets consist of fixed assets, intangible assets and goodwill.

Fixed assets consist of computers, leasehold improvements and equipment. The net book value of fixed assets increased from $0.4 million as at December 31, 2013 to $0.8 million as at December 31, 2014. The increase of $0.4 million was primarily due to net additions of $0.3 million mostly relating to equipment and office furniture offset by depreciation of $0.01 million.

Intangible assets consist of acquired product rights, customer lists, intellectual property and goodwill. Intangible assets increased from $61.7 million as at December 31, 2013 to $470.2 million as at December 31, 2014. The increase was driven by $419.6 million in acquired product rights as part of the Donnatal® and Zonegran® acquisitions, offset by $8.7 million of amortization during the year.

Goodwill increased by $0.1 million to $36.3 million at December 31, 2014, which was due to the goodwill recognized upon the acquisition of Donnatal®. The carrying value of goodwill is reviewed at year end to

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determine if any indications of impairment exist. As at December 31, 2014, there was no impairment loss recognized.

Other current liabilities

Other current liabilities consist of dividends payable, taxes payable and the current portions of notes payable, long-term debt and purchase consideration payable.

Taxes payable increased from $1.0 million as at December 31, 2013 to $13.3 million as at December 31, 2014. The increase of $12.3 million is primarily driven by estimated tax liability of $13.5 million on the sale of certain intellectual property from Pinnacle to CLI.

Senior and subordinate debt of $15.0 million as at December 31, 2013 was repaid in full on March 28, 2014.

Long-term obligations

Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, and deferred taxes.

On May 14, 2014, the Company entered into the Credit Facility of $170.0 million to partially finance the acquisition of Donnatal®. The Credit Facility bears a variable interest rate that is calculated at the U.S. Prime Rate or LIBOR plus applicable margins. On September 30, 2014, the Company amended the Credit Facility to facilitate the acquisition of Zonegran® for commercialization and sale in the United States, including Puerto Rico. An incremental term loan of $95.0 million was added to the Credit Facility solely for the acquisition of Zonegran® and related expenses. On October 1, 2014, the Company made a principal payment of $4.25 million.

Purchase consideration payable represents the contingent and non-contingent payments in connection with the Shionogi, Global and Pinnacle transactions. The increase of $1.4 million in purchase consideration payable relates to the acquisition of Pinnacle. As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5.0 million based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25.0 million over the 10 calendar years following the Company’s acquisition of Pinnacle. The Company recorded a contingent obligation of $17.1 million at December 31, 2014 ($15.3 million at December 31, 2013). During the fourth quarter of 2014, the Company made an annual payment of $1.0 million and a milestone payment of $0.5 million to the former owners of Pinnacle.

Shareholder’s equity

Shareholders’ equity increased from $61.5 million as at December 31, 2013 to $257.5 million as at December 31, 2014. The increase of $196.0 million primarily relates to:

•	The Company’s public offering of 5.75 million shares in the first quarter of 2014 resulting in net proceeds of $57.0 million and the issuance of approximately 4.6 million shares valued at $129.1 million as part of the purchase consideration for the acquisition of Donnatal® in the second quarter of 2014.

•	$11.6 million in net income for the year of 2014.

•	Share based compensation of $4.5 million.

•	$2.4 million in proceeds received for the exercise of stock options.

Offset by:

•	$8.3 million in dividends.

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Liquidity and Capital Resources

Cash Flows

Management believes that ongoing operations and associated cash flow provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.

As at December 31, 2014, the Company held cash and cash equivalents of $42.7 million and had an additional $25.0 million available from the Credit Facility, which provides further flexibility to meet any unanticipated cash requirements.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. Accounts payable are all due within the current operating period.

In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as income from operations.

The below table sets forth the Company’s net cash flows provided by and used in operating, investing and financing activities:

	2014	2013

Net cash provided by operating activities	13,458	49,863
Net cash used in investing activities	(294,732)	(59,366)
Net cash provided by financing activities	281,101	52,402

Increase (decrease) in Cash	(173)	42,899

Unrealised foreign exchange gain in cash and cash equivalents	44	—
Beginning Cash	42,899	—

Ending Cash	42,770	42,899

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $13.5 million for the year ended December 31, 2014. Adjustments to reconcile net income of $11.6 million to net cash flow from operating activities include:

•	$11.2 million in depreciation and amortization expense;

•	$4.5 million in share based compensation expense;

•	$2.6 million related to change in fair value of contingent consideration;

•	$5.2 million related to income taxes not paid in cash during the year; and

•	$12.2 million related to interest and accretion expense.

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The above adjustments are offset by increases in operating assets of $9.6 million and decreases in operating liabilities of $24.3 million.

Net cash provided by operating activities was $49.9 million for the year ended December 31, 2013 and was driven by the operations of the Legacy Pharmaceuticals Division.

Net Cash Used in Investing Activities

Net cash used in investing activities was $294.7 million for the year ended December 31, 2014, and was primarily due to cash payments of:

•	$200 million related to the acquisition of Donnatal®;

•	$91.4 million related to the acquisition of Zonegran®; and

•	$2.7 million related to contingent and other consideration payments related to the Shionogi Transaction and Pinnacle Transaction.

Net cash used in investing activities was $59.4 million for the year ended December 31, 2013 and was primarily due to cash payments, net of cash acquired, of:

•	$27.9 million related to the acquisition of three FDA approved drugs from Shionogi;

•	$3.6 million related to the Global Transaction; and

•	$27.8 million related to the acquisition of Pinnacle Transaction.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $281.1 million for the year ended December 31, 2014 and was primarily driven by net proceeds from the issuance of debt of $256.4 million and net proceeds from the issuance of equity of $59.4 million. The above cash inflows from financing activities were partially offset by:

•	Payments of $15.7 million for retirement of the Company’s senior and subordinate debt;

•	$4.25 million in principal repayments related to the Company’s credit facilities;

•	$8.1 million in cash interest paid; and

•	$6.1 million in dividends paid.

Net cash provided by financing activities was $52.4 million for the year ended December 31, 2013 and was primarily driven by net proceeds from issuance of common stock of $39.1 million and proceeds from the Senior Loan Agreement and the Subordinate Loan Agreement of $21.15 million. The company made principal repayments against the Senior Loan Agreement of $5.4 million during the year ended December 31, 2013.

Indebtedness

Term and Credit Facilities

On May 14, 2014, the Company entered into the Credit Facility, as amended on September 30, 2014. (See Financings and Acquisitions Term and Credit Facilities above) The Credit Facility bears a variable interest rate and matures on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Credit Facility is secured by the assets of the Company, and the assets of the Company’s material subsidiaries.

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Notes Payable

As part of the consideration for the acquisition of the Global assets on October 25, 2013, the Company issued notes payable that have a fair value of $5.3 million as at December 31, 2014. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments using a market representative interest rate at the time of issuance of 12% per annum. Principal repayments are due subject to the achievement of certain EBITDA thresholds by Complete Medical Homecare (“CMH”), a subsidiary of the Company. The company recorded principal payments of $0.5 million during the year ended 2014.

Non-Contingent Purchase Consideration

As part of the consideration for the acquisition of Pinnacle the Company is obligated to make 10 annual payments of $1 million, with the first payment due and paid on December 31, 2014. The obligation is subordinated and is not subject to interest. The Company has recorded an obligation of $5.1 million as at December 31, 2014, which represents the present value of required payments using a market representative interest rate of 15% at the time of the Pinnacle transaction. Upon the acquisition of Pinnacle the Company also assumed a liability related to purchase consideration, which had a value of $0.4 million as at December 31, 2014.

Contractual Obligations

The following table summarizes Concordia’s material contractual obligations as at December 31, 2014:

As at December 31, 2014	Total	2015	2016	2017	2018	2019	Thereafter
Finance lease obligation	65	31	27	7	—	—	—
Operating leases	3,454	717	685	632	509	386	525
Notes payable	6,200	1,000	1,200	1,400	1,600	1,000	—
Non-contingent purchase consideration	9,000	1,000	1,000	1,000	1,000	5,000	—
Long-term debt (a)	260,750	27,336	59,314	49,966	76,349	34,058	13,727

Total contractual obligations	$279,469	$30,084	$62,226	$53,005	$79,458	$40,444	$14,252

Notes:

(a)	In connection with the acquisition of the Portfolio and related financing, the Company intends to refinance the Credit Facility.

Related Party Transactions

The Company had the following related party transactions during the year ended December 31, 2014 and December 31, 2013:

	For the Year Ended December 31,
	2014	2013
Legal fees paid or payable to firms affiliated with directors (a)	61	139
Finance fees paid to firms affiliated with directors (b)	—	150
Interest costs paid and payable to firms affiliated with directors (b)	—	98

	$61	$387

(a)	Legal fees include professional services for advice relating to intellectual property matters.

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(b)	This relates to fees and interest paid for a loan, where two of the directors were officers of the lender. The loan for $3,000,000 was repaid in 2013.

Directors and Key management compensation

Compensation, consisting of salaries, bonuses and director fees to key management personnel and directors for the year ended December 31, 2014 amounted to $1,907 (2013-$1,192). The amortized cost of share-based compensation issued for the key management and directors was $1,274 for the year ended December 31, 2914 (2013-$979).

Contingencies

Following the closing of the Shionogi Transaction as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate.

As part of the consideration for the Global Transaction, the Company is obligated to pay an additional earn-out payment of up to $4.0 million payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH, exceeds $7.0 million for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the Company’s common shares on the TSX. The aggregate earn-out payments are subject to a $4.0 million cap. The Company did not make a payment in 2014 related to this earn-out provision.

As part of the consideration for the Pinnacle Transaction, the Company is obligated to pay additional payments of up to $5.0 million based on the achievement of certain milestones related to clinical trials. The Company made a payment in the fourth quarter of 2014 of $0.5 million related to this contingent obligation. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25.0 million over the 10 calendar years following the Company’s acquisition of Pinnacle.

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi Transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that

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may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the Covis Purchase Agreement, Concordia guaranteed the due and punctual payment by CPI of CPI’s obligations under the Covis Purchase Agreement.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims. As at December 31, 2014, there are no material claims against the Company. On February 12, 2015, Concordia announced that it received a civil investigative demand (“CID”) from the United States Federal Trade Commission regarding its attention deficit hyperactivity disorder product Kapvay®. See the disclosure under the heading “Legacy Pharmaceuticals Division – Legacy Products – Kapvay® - Genericization of Kapvay®” and “Legal Proceedings, and Regulatory Matters” in the Company’s Annual Information Form.

Off Balance Sheet Arrangements

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years. The Company also has operating leases for office equipment. There are no other off balance sheet arrangements as at December 31, 2014.

Recent Accounting Pronouncements

Consolidated Financial Statements

In October 2012, the IASB issued amendments to IFRS 10 Consolidated Financial Statements to require investment entities to measure subsidiaries at fair value through profit or loss. In addition, IFRS 12 Disclosure of Interests in Other Entities has been amended to include disclosure requirements for investment entities. IAS 27 Separate financial statements has been amended to require investment entities to measure investments in subsidiaries at fair value through profit or loss when separate Financial Statements are presented. The amendments are effective for annual periods beginning on or after January 1, 2014.

Financial Instruments: Presentation

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. The amendment is effective for annual periods beginning on or after January 1, 2014.

Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs to sell. The amendment is effective for annual periods beginning on or after January 1, 2014.

Levis

IFRIC Interpretation 21, Levies, was issued by the IFRIC in May 2013. The interpretation on the accounting for levies imposed by the government clarifies the obligating event that gives rise to a liability to pay levy. IFIC 21 is effective for annual periods beginning on or after January 1, 2014.

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Non IFRS Financial Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of EBITDA, Adjusted EBITDA and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

EBITDA

EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance. A reconciliation of net income to EBITDA is provided below.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions, and the Company’s listing on the TSX, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, and realized / unrealized gains / losses related to foreign exchange revaluation. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the year ended December 31, 2014 and 2013:

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	2014	2013

Net Income	$11,590	$2,431

Interest and accretion expense	12,194	6,382
Income Taxes	7,522	425
Depreciation expense	131	18
Amortization of intangible assets	11,039	120

EBITDA	$42,476	$9,376

Business acquisition related costs	13,521	3,692
Share based compensation	4,484	1,070
Change in fair value of contingent consideration	2,629	—
Foreign exchange loss	696	129
Other (income) expense	203	(150)
Change in fair value of convertible warrants	—	4,648
Exchange listing expenses	—	2,404

Adjusted EBITDA	$64,009	$21,169

Adjusted EPS

Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for one-time charges including costs associated with acquisitions, the Company’s listing on the TSX, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, realized / unrealized gains / losses related to foreign exchange revaluation, the tax impact of the above items and one-time tax expenses associated with one-time gains. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

	FY2014	Q4-2014	Q3-2014	Q2-2014	Q1-2014	FY2013	Q4-2013	Q3-2013	Q2-2013

Weighted average number of fully diluted shares	27,209,904	30,439,316	30,127,443	27,826,313	21,588,635	6,432,387	10,389,617	8,792,924	3,522,945

Net income (loss)	11,590	3,718	10,535	(827)	(1,836)	2,431	(7,083)	5,364	4,150

Adjustments:
Share-based compensation	4,484	1,090	1,258	1,380	756	1,070	426	644	—
Exchange listing expenses	—	—	—	—	—	2,404	2,404	—	—
Business acquisition related costs	13,521	940	4,093	8,314	174	3,692	3,692	—	—
Depreciation	131	41	40	16	34	18	4	14	—
Amortization	11,039	9,299	580	580	580	120	120	—	—
Change in fair value of contingent consideration	2,629	500	579	983	567	—	—	—	—
Change in fair value of derivative warrants	—	—	—	—	—	4,648	4,648	—	—
Foreign exchange loss (gain)	696	(242)	73	—	865	129	116	5	8
Other (income) expense	203	111	(16)	113	(5)	(150)	(148)	(2)	—

Tax adjustments
Tax effect	(136)	(14)	(48)	(66)	(8)	—	—	—	—
Transfer of IP	7,012	7,012	—	—	—	—	—	—	—

Adjusted net income	51,169	22,455	17,094	10,493	1,127	14,362	4,179	6,025	4,158

Adjusted EPS - diluted	$1.88	$0.74	$0.57	$0.38	$0.05	$2.23	$0.40	$0.69	$1.18

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Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares. As at December 31, 2014 and March 19, 2015, the Company had, respectively, 28,861,239 and 28,873,739 common shares issued and outstanding. As at December 31, 2014 and March 19, 2015, there were, respectively, 2,002,280 and 2,039,780 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant annual filings have been disclosed by the Company.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.

Internal Controls over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company, that the ICFR have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the Company has disclosed any change in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its ICFR.

The design and operating effectiveness of the Company’s ICFR were evaluated by Management in accordance with “Internal Controls over Financial Reporting – Guidance for Smaller Public Companies”, as published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and NI 52-109, as at December 31, 2014.

Assessment of DC&P and ICFR

Based on the evaluation of the Company’s DC&P and ICFR as at December 31, 2014, the CEO and CFO concluded that the Company’s DC&P and ICFR were effective.

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